This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and under section 75(2) of the Securities Act (Ontario).

BC  FORM  53-901F
(Previously  Form  27)

SECURITIES  ACT

MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  SECURITIES  ACT  (BRITISH  COLUMBIA)  AND  UNDER  SECTION  75(2)  OF  THE  SECURITIES  ACT  (ONTARIO)

1.

Reporting Issuer

Nevsun Resources Ltd. (the "Company")
Suite 800 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

2.

Date of Material Change

April 22, 2004

3.

Press Release

The press release was issued on April 22, 2004 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

4.

Summary of Material Change

As a result of a review by the British Columbia Securities Commission of the continuous disclosure record of Nevsun Resources Ltd. ("Nevsun"), the Commission has requested clarification from Nevsun with respect to its technical disclosure.  The Commission has advised the Company that it has not complied with the requirements of National Instrument 43-101 "Standards of Disclosure for Mineral Properties", particularly in respect to its Tabakoto and Segala properties. As a result the Commission has placed Nevsun on the Issuers in Default list until such time as Nevsun provides a satisfactory response.

5.

Full Description of Material Change

See attached news release.

6.

Reliance on Section 85(2) of the Act

This report is not being filed on a confidential basis.

7.

Omitted Information

No information has been intentionally omitted from this form.

8.

Senior Officers

Dr. John A. Clarke
Telephone:  (604) 623-4700
Maureen D. Carse
Telephone: (604) 623-4700
Cliff T. Davis
Telephone: (604) 623-4700

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., on April 22, 2004.

NEVSUN RESOURCES LTD.

Per:"Maureen Carse"

Maureen D. Carse

Corporate Secretary

April 22, 2004

As a result of a review by the British Columbia Securities Commission of the continuous disclosure record of Nevsun Resources Ltd. ("Nevsun"), the Commission has requested clarification from Nevsun with respect to its technical disclosure.  The Commission has advised the Company that it has not complied with the requirements of National Instrument 43-101 "Standards of Disclosure for Mineral Properties", particularly in respect to its Tabakoto and Segala properties. As a result the Commission has placed Nevsun on the Issuers in Default list until such time as Nevsun provides a satisfactory response.

Nevsun is taking all necessary steps to provide a response to the concerns of the Commission. Nevsun will issue a press release to update this situation when further information is available.

NEVSUN RESOURCES LTD. "Dr. John A. Clarke" Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com Website: www.nevsun.com